                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                          iDINE REWARDS NETWORK, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.02 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893767103
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                                 (CUSIP Number)

                                 MARC D. HAUSER
                        EQUITY GROUP INVESTMENTS, L.L.C.
                      TWO NORTH RIVERSIDE PLAZA, SUITE 600
                            CHICAGO, ILLINOIS 60606
                                 (312) 466-3556
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JUNE 12, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893767-103              SCHEDULE 13D                      PAGE 2 OF 16
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Samstock, L.L.C.   FEIN:  36-4156890
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    8,123,608(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,779,396
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,556,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,123,608(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

CUSIP No. 893767-103              SCHEDULE 13D                      PAGE 3 OF 16
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    EGI-Fund (00) Investors, L.L.C.   FEIN:  36-4345573
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    8,123,608(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,216,437
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,123,608(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

CUSIP No. 893767-103              SCHEDULE 13D                      PAGE 4 OF 16
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Halmostock Limited Partnership   FEIN:  83-0319692
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    8,123,608(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    810,736
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,123,608(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

CUSIP No. 893767-103                SCHEDULE 13D                    PAGE 5 OF 16

This Amendment No. 7 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of iDine Rewards Network, Inc. (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. Identity and Background

(a-c) This Statement is being filed by the following beneficial owners of Common
Stock: Samstock, L.L.C., a Delaware limited liability company ("Samstock"), EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("EGI-00"), and Halmostock Limited Partnership, a Wyoming limited partnership ("Halmostock"; each of Samstock, Halmostock and EGI-00 are referred to herein individually as a "Stockholder" and collectively as the "Stockholders."). The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The general partner of Halmostock is Halmos Investments-Western, Inc., a Wyoming corporation ("HIW"). The managing member of EGI-00 is SZI. Additional information concerning SZI, ZGP and HIW is set forth in Appendix A hereto.

The principal business of each of Samstock, EGI-00, SZI and ZGP is general investments. The business address of Samstock, EGI-00, SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois, 60606. The principal business of Halmostock is investment in the securities of the Issuer and the principal business of HIW is general investments. The business address of Halmostock and HIW is 21 W. Las Olas Boulevard, Fort Lauderdale, Florida, 33301.

(d) and (e) No Stockholder nor, to the best knowledge of the Stockholders, any of SZI, ZGP or HIW, or any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase and Sale Agreement dated as of November 6, 1997 among EGI-Transmedia Investors, L.L.C., a Delaware limited liability company ("TMI"), Samstock and the Issuer (the "Stock Purchase Agreement"), TMI and Samstock agreed to acquire in the aggregate (i) 2,500,000 newly issued shares of Common Stock (the "Shares") and (ii) warrants to purchase an additional 1,200,000 shares of Common Stock (the "Warrant Shares"), subject to the satisfaction of certain conditions precedent. The Stock Purchase Agreement was attached as Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

The principal business of TMI was investment in the securities of the Issuer. On September 23, 1999, TMI distributed all of the securities of the Issuer held by it to TMI's members without additional consideration (the "TMI Distribution"). TMI has had no investment in the securities of the Issuer since the TMI Distribution.

Pursuant to an Assignment Agreement dated as of March 3, 1998 (the "Initial Investment Closing Date") among Samstock, Halmostock and the Issuer (the "Assignment Agreement"), effective contemporaneously with the closing under the Stock Purchase Agreement, TMI and Samstock assigned to Halmostock the right to acquire 352,941 of the Shares and 169,412 of the Warrant Shares. The Assignment Agreement was attached as Exhibit 2 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference. In addition, Halmostock is the beneficial owner of 92,000 shares of Common Stock, which 92,000 shares were contributed to Halmostock by Steven J. Halmos prior to the Initial Investment Closing Date.

On the Initial Investment Closing Date, TMI acquired 322,059 of the Shares and 154,588 of the Warrant Shares and Samstock acquired 1,825,000 of the Shares and 876,000 of the Warrant Shares, for a total aggregate consideration of $9,125,000.75, the source of which was capital contributions to TMI and Samstock by the members of TMI and Samstock, respectively. In addition, on the Initial Investment Closing Date, Halmostock acquired 352,941 Shares and 169,412 Warrant Shares for a total aggregate consideration of $1,499,999.25 paid to the Issuer, the source of which was a loan of $1,534,999.25 from an affiliate of Halmostock, which affiliate is a Wyoming limited partnership the general partner of which is HIW. The loan was made pursuant to a note dated March 2, 1998, is payable on demand, and bears interest at a rate of 8% per annum. The acquisition of the Shares and Warrant Shares by TMI, Samstock and Halmostock described in this paragraph are referred to herein collectively as the "Initial Investment."

Effective as of the Initial Investment Closing Date, immediately after the closing of the Initial Investment, Samstock sold to Robert M. Steiner, as trustee under the declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust ("Steiner Trust"), 40,364 of the Shares and 19,375 of the Warrant Shares for a purchase price in cash in the amount of $171,547.00, and Halmostock sold to the Steiner Trust 6,636 of the Shares and 3,185 of the Warrant Shares, for a purchase price in cash of $28,203.00.

In connection with the Initial Investment, TMI, Samstock, the Issuer, Melvin Chasen and Iris Chasen (Melvin Chasen and Iris Chasen being referred to herein, together, as the "Chasens") have also entered into an Amended and Restated Agreement Among Stockholders dated as of March 3, 1998 (the "Amended Agreement Among Stockholders"), which amends, restates and supersedes an Agreement Among Stockholders dated as of November 6, 1997 among the same parties. Pursuant to the Amended Agreement Among Stockholders, TMI and Samstock acquired the sole power to vote or to direct the vote of all of the shares of Common Stock and other voting securities of the Issuer held by the Chasens (the "Chasen Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Investment Agreement described below. There are currently 317,039 Chasen Shares issued and outstanding known to the Reporting Persons, representing 1.7% of the issued and outstanding Common Stock, calculated using the amounts reported by the Issuer in its Form 10Q for the quarter ended March 31, 2002, plus 3,000,000 shares of Common Stock issued by the Issuer under the sale of 3,000,000 shares of Common Stock at a purchase price of $9.50 per share of Common Stock to certain accredited investors (the "Private Placement").

CUSIP No. 893767-103                SCHEDULE 13D                    PAGE 6 OF 16


The Amended Agreement Among Stockholders also provides that, subject to certain limitations, TMI and Samstock have a right of first refusal on all sales of the Chasen Shares, and the Chasen Shares are subject to "co-sale" and "drag along" provisions if TMI and Samstock sell any shares they may own. On September 7, 1999, Samstock exercised its right of first refusal on a portion of the Chasen Shares, thereby acquiring from the Chasens 135,000 of the Chasen Shares for an aggregate purchase price of $472,500 in cash, the source of which was Samstock's working capital.

The Amended Agreement Among Stockholders will terminate if Samstock, Halmostock and their affiliates (the "Stockholder Group") cease to own in the aggregate at least 5% of the Issuer's Common Stock (or other securities of the Issuer entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively, the "Voting Securities"). The Amended Agreement Among Stockholders was attached as Exhibit 3 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

Also in connection with the Initial Investment, Samstock, Halmostock and the Issuer have entered into a Stockholders' Agreement dated as of March 3, 1998 (the "Stockholders Agreement"), pursuant to which TMI and Samstock acquired the sole power to vote or to direct the vote of all of the shares of Common Stock and other voting securities of the Issuer held by Halmostock (the "Halmostock Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Investment Agreement described below. There are currently 438,305 Halmostock Shares issued and outstanding, representing 2.3% of the issued and outstanding Common Stock, calculated using the amounts reported by the Issuer in its Form 10Q for the quarter ended March 31, 2002, plus 3,000,000 shares of Common Stock issued by the Issuer under the Private Placement. In addition, Halmostock owns 206,204 Preferred Shares (as hereinafter defined) and warrants in respect of 166,227 Warrant Shares and which, together with the 438,305 issued and outstanding Halmostock Shares, represent 4.2% of the Common Stock, including the 166,227 Warrant Shares and the 206,204 Preferred Shares.

Like the Amended Agreement Among Stockholders, the Stockholders Agreement also provides that, subject to certain limitations, TMI and Samstock have a right of first refusal on all sales of the Halmostock Shares, and the Halmostock Shares are subject to "co-sale" and "drag along" provisions if TMI and Samstock sell any shares they may own. The Stockholders Agreement will terminate if the Stockholder Group ceases to own in the aggregate at least 5% of the Issuer's Voting Securities. The Stockholders Agreement was attached as Exhibit 4 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

The summary contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement, each of which was attached as an exhibit to the original
Schedule 13D or Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

In June 1999, the Issuer entered into a $10 million loan agreement (the "GAMI Loan Agreement") with GAMI Investments, Inc. ("GAMI"), an affiliate of Samstock. The Issuer drew down the entire $10 million principal amount available under the GAMI Loan Agreement on June 30, 1999 (the "GAMI Loan"). The GAMI Loan Agreement obligated the Issuer to conduct a $10,000,000 rights offering (the "Rights Offering") for shares of a newly created series of convertible preferred stock (the "Series A Preferred Stock") described in the Issuer's definitive proxy statement filed with the Securities Exchange Commission on September 17, 1999. The Issuer conducted the Rights Offering as required by the GAMI Loan Agreement. The Rights Offering closed on November 9, 1999 (the "Rights Offering Closing"). The GAMI Loan Agreement was attached as Exhibit 6 to Amendment Number 2 to
Schedule 13D and is incorporated herein by reference. The summary contained in this Statement of certain provisions of the GAMI Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the GAMI Loan Agreement.

The TMI Distribution occurred on September 23, 1999. Samstock was one of TMI's members and received in the TMI Distribution 100,883 of the Shares and a warrant representing 48,424 of the Warrant Shares. The balance of the Shares and the Warrant Shares previously held by TMI were distributed to other members of TMI, and Samstock does not have sole or shared voting or dispositive power over such Shares and Warrant Shares.

In connection with the Rights Offering, Samstock and the Issuer entered into a Standby Purchase Agreement dated as of June 30, 1999 (the "Standby Purchase Agreement"), whereby Samstock agreed to act as a standby purchaser to ensure that $10 million in proceeds are raised in the Rights Offering. The Issuer was required to use all proceeds of the Rights Offering to repay the outstanding amount of the GAMI Loan. Under the Standby Purchase Agreement, Samstock was obligated to exercise its basic subscription privilege in full and to purchase, at the subscription price, all shares of Series A Preferred Stock offered pursuant to the Rights Offering which were not subscribed for by other stockholders (including pursuant to any oversubscription privilege). Pursuant to the Standby Purchase Agreement, Samstock purchased 2,840,489 shares of Series A Preferred Stock at the Rights Offering Closing for an aggregate purchase price of $6,845,577.51 or $2.41 per share in cash, the source of which was capital contributions to Samstock by the members of Samstock. At the Rights Offering Closing, the Issuer used all of the proceeds therefrom to repay the outstanding amount of the GAMI Loan which was $10,135,208.33 including accrued interest. In addition, Halmostock has advised Samstock that Halmostock purchased 206,204 shares of Series A Preferred Stock in the Rights Offering for an aggregate purchase price of $496,952.04 or $2.41 per share, the source of which was a loan from an affiliate. The 2,840,489 shares of Series A Preferred Stock acquired by Samstock and the 206,204 shares of Series A Preferred Stock acquired by Halmostock are collectively referred to as the "Preferred Shares." The Standby Purchase Agreement was attached as Exhibit 7 to Amendment No. 2 to Schedule 13D and is incorporated herein by reference.

CUSIP No. 893767-103                SCHEDULE 13D                    PAGE 7 OF 16


In consideration of Samstock's commitment under the Standby Purchase Agreement and of the provision of the GAMI Loan by GAMI, the Issuer issued to Samstock at the Rights Offering Closing a non-transferable five-year warrant (the "Rights Offering Warrant") to purchase 1,000,000 shares of the Issuer's common stock (the "Rights Offering Warrant Shares"). A copy of the Rights Offering Warrant was attached as Exhibit 10 to Amendment No. 3 to Schedule 13D and is incorporated herein by reference. The summary contained in this Statement of certain provisions of the Standby Purchase Agreement and the Rights Offering Warrant is not intended to be complete and is qualified in its entirety by reference to the Standby Purchase Agreement and the Rights Offering Warrant attached as an exhibit to Amendment No. 2 to Schedule 13D or hereto and incorporated herein by reference.

In connection with the Initial Investment, Samstock, Halmostock and the Issuer entered into an Amended and Restated Investment Agreement dated as of March 3, 1998 (the "First Amended Investment Agreement"), which amended, restated and superseded an Investment Agreement dated as of November 6, 1997 among TMI, Samstock and the Issuer. The Steiner Trust joined the First Amended Investment Agreement only for purposes of Section 5 thereof in connection with its purchase of a portion of the Samstock Shares and Halmostock Shares described above. In connection with the GAMI Loan and the Standby Purchase Agreement, the Samstock and other stockholders (other than Halmostock), the Issuer, and for purposes of
Section 5 thereof only, the Steiner Trust, entered into a Second Amended and Restated Investment Agreement dated as of June 30, 1999 (the "Second Amended Investment Agreement"), which amends, restates and supersedes the First Amended Investment Agreement, only with respect to the rights and obligations of each of the parties to the First Amended Investment Agreement other than Halmostock. The First Amended and Restated Investment Agreement continues in full force and effect with respect to the rights and obligations of Halmostock thereunder vis a vis each of the other stockholders and the Issuer. The Second Amended Investment Agreement contains agreements as to certain aspects of the relationship among the stockholders other than Halmostock and the Issuer. The Second Amended Investment Agreement was attached to Amendment No. 2 to Schedule 13D as Exhibit 8 thereto and is incorporated herein by reference. The First Amended Investment Agreement and the Second Amended Investment Agreement read together are collectively referred to herein as the "Investment Agreement."

Pursuant to the Investment Agreement, the stockholders agreed that the members of the Stockholder Group will not take any of the following actions (collectively, the "Standstill Provisions") prior to the fifth anniversary of the Initial Investment Closing Date, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities beyond the combined voting power of all Voting Securities represented by the Shares, the Warrant Shares, the Preferred Shares or the Rights Offering Warrant Shares or subject to the Amended Agreement Among Stockholders or Stockholders Agreement; provided, however, that the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer pursuant to exercise of the warrants and any rights, oversubscription rights or standby purchase obligations in connection with rights offerings by the Issuer or exercise of any stock options granted by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Stockholder Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Amended Agreement Among Stockholders or the Stockholders Agreement; (d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; or (e) take any action to seek to circumvent any of the foregoing limitations.

Pursuant to the Investment Agreement, at all times prior to the fifth anniversary of the date of the Initial Investment Closing Date, Samstock is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Board of Directors of the Issuer (the "Board") as long as Samstock and Halmostock together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities (including, for these purposes, the Warrant Shares and the Rights Offering Warrant Shares issuable upon exercise of the warrants until such time as the warrants expire) and, in the event that Samstock and Halmostock together beneficially own less than 15%, but at least 5%, of the combined voting power of the Issuer's Voting Securities, Samstock shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as Samstock is entitled to designate one or two Board representatives, except in furtherance of the exercise by Samstock of its rights under the Investment Agreement, and further agreed that, notwithstanding the agreements contained in the Amended Agreement Among Stockholders, the chief executive officer of the Issuer shall not count as a designee of Samstock.

Pursuant to the Investment Agreement, in addition to any other rights to designate directors of the Issuer thereunder, because Samstock, pursuant to the Standby Purchase Agreement, purchased more than 25% of the total number of shares of Series A Preferred Stock issued by the Issuer in the Rights Offering (exclusive of those shares of Series A Preferred Stock purchased by Samstock pursuant to its basic subscription privilege or its obligation to purchase shares of Series A Preferred Stock not purchased by TMI or TMI's members pursuant to its or their basic subscription privileges), Samstock has the right to designate one additional director of the Issuer, which individual may be designated in Samstock's sole discretion without obtaining the acceptance or approval of the Issuer's disinterested directors or any other person or entity, to serve for a period of three years or, if earlier, until the time when the Stockholders together beneficially own less than 15% of the combined voting power of the Issuer's Voting Securities. Samstock has not yet designated its additional Board member.

Pursuant to the Investment Agreement, Samstock and Halmostock agreed that, except to the extent otherwise provided in the Investment Agreement, they would vote their Voting Securities with respect to the election or removal of directors of the Issuer either (a) in accordance with the recommendations of a majority of the disinterested directors of the Issuer or (b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by the Stockholders, vote their securities; provided that they may vote in favor of the election or retention of the one or two directors designated by Samstock as described in the preceding paragraph.

CUSIP No. 893767-103                SCHEDULE 13D                    PAGE 8 OF 16


Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to Samstock and Halmostock and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, pursuant to such registration rights, the Issuer has prepared and filed with the SEC a shelf registration statement (including pledgees of any selling stockholder) with respect to all Shares and Warrant Shares and caused such shelf registration statement to become effective and has agreed to use its reasonable efforts keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of such shelf registration is to facilitate the ability of each of TMI, Samstock and their affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Shares or Warrant Shares covered thereby.

Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to Samstock and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Series A Preferred Stock and Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to the Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock and the Rights Offering Warrant Shares as soon as practicable after the Rights Offering Closing, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock or the Rights Offering Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Investment Agreement is to facilitate the ability of Samstock and its affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock or the Rights Offering Warrant Shares to be covered thereby.

The summary contained in this Statement of certain provisions of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the First Amended Investment Agreement and the Second Amended Investment Agreement attached as exhibits to Amendment Number 1 to Schedule 13D or Amendment Number 2 to Schedule 13D and incorporated herein by reference.

Samstock entered into a Co-Sale and Voting Agreement (the "New Investors Co-Sale Agreement") dated as of April 28, 2000, with the Issuer, Minotaur Partners II, L.P., an Illinois limited partnership ("MP II"), ValueVision International Inc., a Minnesota corporation ("ValueVision"), Dominic Mangone ("Mangone"), and Raymond Bank ("Bank" and, together with MP II, ValueVision and Mangone, the "New Investors"). The New Investors Co-Sale Agreement was entered into in connection with the acquisition on May 1, 2000 by the New Investors of (i) 904,303 newly issued shares of Common Stock (the "First Tranche Shares") and (ii) warrants to purchase 1,808,606 shares of Common Stock (the "First Tranche Warrants"). The New Investors have also agreed to acquire (i) 629,944 newly issued shares of Common Stock (the "Second Tranche Shares") and (ii) warrants to purchase an additional 1,259,888 shares of Common Stock (the "Second Tranche Warrants"), subject to certain conditions.

Pursuant to a Stock Purchase and Sale Agreement dated as of April 28, 2000 (the "Management Stock Purchase Agreement") among the Issuer, certain investors including Issuer management listed on the signature page of the Management Stock Purchase Agreement (the "Management Investors"), and Samstock, the Management Investors and Samstock agreed to purchase, at the time of the closing of the purchase of the Second Tranche Shares and Second Tranche Warrants,(i) 657,536 newly issued shares of Common Stock (the "Management Shares") at a price of $4.5625 per share and (ii) warrants (the "Management Warrant Shares") to purchase an additional 1,315,072 shares of Common Stock. The Management Stock Purchase Agreement was attached to Amendment Number 6 to Schedule 13D as Exhibit 11 thereto and is incorporated herein by reference. The form of warrant to purchase the Management Warrant Shares is attached as Exhibit A to the Management Stock Purchase Agreement that was attached was to Amendment Number 6 to Schedule 13D as Exhibit 11 and is incorporated herein by reference. Samstock's source of funds for the aggregate $1,850,000 purchase price for the Management Shares and the Management Warrant Shares will be working capital. Samstock also entered into a Co-Sale and Voting Agreement (the "Management Investors Co-Sale Agreement") dated as of April 28, 2000 with the Issuer and the Management Investors. The closing of the purchase of the Second Tranche Shares, Second Tranche Warrants, the Management Shares and the Management Warrant Shares occurred on August 23, 2000, at which time Samstock acquired 405,479 Management Shares and 810,958 Management Warrant Shares, of which 405,479 are exercisable at $5.93125 per share and 405,479 are exercisable at $7.30 per share. The 405,479 Management Shares and 810,958 Management Warrant Shares were transferred by Samstock to EGI-00 in December 2000 in an intercompany transfer.

The New Investors Co-Sale Agreement provides that, subject to the prior rights of the Stockholders pursuant to the Amended Agreement Among Stockholders and the Stockholders Agreement, the New Investors have a right of first refusal on all sales to a third party of the stock held by Samstock where the amount of shares is equal to or exceeds more than ten percent (10%) of the shares held by Samstock. Furthermore, the New Investors' shares are subject to "drag along" provisions if Samstock sells all of its shares provided, however, that prior to the first anniversary of the New Investors Co-Sale Agreement, Samstock cannot require the New Investors to sell their shares pursuant to this provision if the contemplated transaction would result in an internal rate of return for the New Investors on their initial investment of less than 25%. Further, so long as Samstock is entitled to designate one or two directors of the Issuer pursuant to the Investment Agreement, each New Investor shall vote in favor of the election of Samstock's designee or designees to the Company's Board of Directors. In addition, so long as MP II is entitled to designate one director in accordance with the investment agreement dated as of April 28, 2000 among the Issuer and the New Investors, Samstock shall vote in favor of the election of MP II's designee to the Issuer's Board of Directors.. In the New Investors Co-Sale Agreement, Samstock also agrees to vote in favor of the proposal to be included in the Issuer's proxy statement to authorize the issuance and sale of the Second Tranche Shares and Second Tranche Warrants. The New Investors Co-Sale Agreement will terminate if the New Investors cease to own in the aggregate at least 5% of the Issuer's Voting Securities. The New Investors Co-Sale Agreement was attached to Amendment Number 6 to Schedule 13D as Exhibit 12 thereto and is incorporated herein by reference.

CUSIP No. 893767-103                SCHEDULE 13D                    PAGE 9 OF 16

The Management Investors Co-Sale Agreement provides that, subject to the prior rights of the Stockholders pursuant to the Amended Agreement Among Stockholders and the Stockholders Agreement and of the New Investors pursuant to the New Investors Co-Sale Agreement, the Management Investors have a right of first refusal on all sales to a third party of the stock held by Samstock where the amount of shares is equal to or exceeds more than ten percent (10%) of the shares held by Samstock. Furthermore, the Management Investors' shares are subject to "drag along" provisions if Samstock sells all of its shares provided, however, that prior to the first anniversary of the Management Investors Co-Sale Agreement, Samstock cannot require the Management Investors to sell their shares pursuant to this provision if the contemplated transaction would result in an internal rate of return for the Management Investors on their initial investment of less than 25%. In the Management Investors Co-Sale Agreement, Samstock also agrees to vote in favor of the proposal to be included in the Issuer's proxy statement to authorize the issuance and sale of the Second Tranche Shares and Second Tranche Warrants. The Management Investors Co-Sale Agreement will terminate if the Management Investors cease to own in the aggregate at least 5% of the Issuer's Voting Securities. The Management Investors Co-Sale Agreement was attached to Amendment Number 6 to Schedule 13D as Exhibit 13 thereto and is incorporated herein by reference.

The summary contained in this Statement of certain provisions of the Management Stock Purchase Agreement, the New Investors Co-Sale Agreement and the Management Investors Co-Sale Agreement is not intended to be complete and is qualified in its entirety by reference to the Management Stock Purchase Agreement, the New Investors Co-Sale Agreement and the Management Investors Co-Sale Agreement, each attached as an Exhibit hereto and incorporated herein by reference.

On April 10, 2002, Samstock acquired 220,175 shares of Common Stock through the exercise of warrants on a cashless basis for (i) the purchase of 286,297 shares of Common Stock at $6.00 per share, (ii) the purchase of 286,297 shares of Common Stock at $7.00 per share and (iii) the purchase of 286,298 shares of Common Stock at $8.00 per share. Pursuant to the terms of the warrants, Samstock gave up to the Issuer 638,717 shares of Common Stock in consideration for the cashless exercise of such warrants, based upon a fair market value of $9.413 per share of Common Stock attributed to such shares.

The issuer has advised Samstock that it is commencing a tender offer for up to 2,474,576 shares of its Series A Preferred Stock at $9.14 per share of Common Stock issuable upon conversion of the Series A Preferred Stock (the "Tender Offer"). To ensure the success of the Tender Offer, Samstock has agreed pursuant to a letter agreement dated as of June 12, 2002 between the Issuer and Samstock (the "Letter Agreement") to tender 2,474,576 shares of its Series A Preferred Stock at $9.14 per share of Common Stock issuable upon conversion of the Series A Preferred Stock. The number of shares purchased by the Issuer under the Tender Offer from Samstock is subject to pro rata cutback to the extent other holders of Series A Preferred Stock tender their shares of Series A Preferred Stock.

The summary contained in this Statement of certain provisions of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the Letter Agreement, attached as Exhibit 16 hereto and incorporated herein by reference.

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 10 OF 16

ITEM 4. Purpose of the Transaction

The Stockholders' acquisition of the Shares, the Warrant Shares and the Preferred Shares, Samstock's acquisition of 135,000 of the Chasen Shares, Samstock's acquisition of the Rights Offering Warrant Samstock's acquisition of the Management Shares and the Management Warrant Shares and its subsequent transfer to EGI-00, Samstock's acquisition of the sole power to vote or to direct the vote of the Chasen Shares and the Halmostock Shares, and the Warrant Exercise were effected for the purpose of investing in the Issuer.

The purchase price upon exercise of the Rights Offering Warrant in respect of the Rights Offering Warrant Shares is equal to $2.4813 per share (which exercise price is equal to the average of the closing prices of the common stock for the 20 trading days preceding the Rights Offering Closing). The Rights Offering Warrant may be exercised at any time and will expire on the fifth anniversary of the date of the Rights Offering Closing.

The purchase price upon exercise of the warrants in respect of the Management Warrant Shares is equal to a specified price (the "Management Warrant Exercise Price") multiplied by the number of shares of Common Stock that EGI-00 is then purchasing upon the exercise of the warrants. The Management Warrant Exercise Price is $5.93125 per share for one-half of the Management Warrant Shares purchased and $7.30 per share for the other one-half of the Management Warrant Shares purchased. The warrants may be exercised at any time and will expire on the fifth anniversary of their issuance date.

Pursuant to the Letter Agreement, Samstock has agreed to tender under the Tender Offer 2,474,576 shares of Series A Preferred Stock held by Samstock.

Each Stockholder intends to continue to review its investment in Common Stock and Series A Preferred Stock and, subject to the limitations of the Investment Agreement, the New Investors Co-Sale Agreement and the Management Investors Co-Sale Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and Series A Preferred Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or Series A Preferred Stock, or may determine to sell through the open market or otherwise.

Except as stated above, none of the Stockholders has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of the Stockholders, there are 19,136,373 shares of Common Stock outstanding as of June 12, 2002, based upon (i) 16,136,373 shares of Common Stock as of May 14, 2002, as disclosed by the Issuer on its Form 10-Q for the quarter ended March 31, 2002, plus (ii) 3,000,000 shares of Common Stock issued by the Issuer under the Private Placement. As of June 12, 2002, the aggregate 3,298,471 shares of Common Stock beneficially owned by the Stockholders represent approximately 17.2% of the Common Stock issued and outstanding, and, together with the 2,898,952 Preferred Shares, the 166,227 Warrant Shares, the 949,000 Rights Offering Warrant Shares and the 810,958 Management Warrant Shares, represent 33.9% of the Common Stock, including the Warrant Shares, the Preferred Shares, the Rights Offering Warrant Shares, and the Management Warrants on a fully converted and exercised basis. Such securities are held as follows:


                       ISSUED AND      PREFERRED                         RIGHTS OFFERING  MANAGEMENT
HOLDER                 OUTSTANDING     WARRANT SHARES   WARRANT SHARES   WARRANT SHARES   WARRANT SHARES
---------------------  -------------   ---------------  ---------------  ---------------  --------------

Samstock.............   2,137,648       2,692,748       0                949,000          0

Halmostock...........   438,305         206,204         166,227          0                0

EGI-00...............   405,479         0               0                0                810,958

Chasens (1)..........   317,039         0               0                0                0

--------------------------------------------------------------------------------------------------------
Total................   3,298,471       2,898,952       166,227          949,000          810,958
                       =================================================================================


(1) As described in Item 3 above and as set forth more fully in this Item 5, Samstock has shared voting power and shared dispositive power in respect of the Chasen Shares.

Because Samstock is a party with the New Investors in the Co-Sale Agreement the Stockholders may, pursuant to Rule 13d-3, be deemed to be in a "group" with the New Investors, and therefore to jointly beneficially own 3,583,563 shares of the Issuer held by the New Investors. The existence of any such group is not acknowledged by the Stockholders.

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 11 OF 16

Pursuant to the Amended Agreement Among Stockholders, and subject to the limitations of the Investment Agreement, Samstock has the shared power to vote or to direct the vote of the 317,039 Chasen Shares beneficially owned by it. Pursuant to the Stockholders Agreement, and subject to the limitations of the Investment Agreement, Samstock has the shared power to vote or to direct the vote of the 810,736 Halmostock Shares beneficially owned by it. In addition, each of the Stockholders has agreed to vote its shares of Common Stock and Series A Preferred Stock in accordance with certain provisions of the Investment Agreement.

Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock and/or Series A Preferred Stock, subject to the following limitations, which are described more fully in Item 3 above. Pursuant to the "drag along" provisions of the Amended Agreement Among Stockholders, Samstock has the shared power, together with the Chasens, to dispose of or to direct the disposition of the Chasen Shares. Similarly, pursuant to the "drag along" provisions of the Stockholders Agreement, Samstock has the shared power, together with Halmostock, to dispose of or to direct the disposition of the Halmostock Shares.

For purposes of this Statement the Stockholders are being treated as a group which, in the aggregate, beneficially owns all of the shares of Common Stock and Series A Preferred Stock listed above. This filing shall not be construed as an admission that any reporting person is the beneficial owner of all of such shares of Common Stock or Series A Preferred Stock.

At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of SZI, ZGP, HIW or any of the persons listed in Appendix A hereto owns any shares of Common Stock or Series A Preferred Stock other than shares of Common Stock and Series A Preferred Stock beneficially owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

(c) During the last sixty days, there have not been any transactions by the Stockholders with respect to the shares of the Issuer.

(d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by such Stockholders, except for the Chasens, in the case of the Chasen Shares.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein, no reporting person or, to the best knowledge of the reporting persons, any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

Exhibit 1              -             Stock Purchase Agreement*
Exhibit 2              -             Assignment Agreement*
Exhibit 3              -             Amended Agreement Among Stockholders*
Exhibit 4              -             Stockholders Agreement*
Exhibit 5              -             First Amended Investment Agreement*
Exhibit 6              -             GAMI Loan Agreement*
Exhibit 7              -             Standby Purchase Agreement*
Exhibit 8              -             Second Amended Investment Agreement*
Exhibit 9              -             Power of Attorney dated February 26, 1998*
Exhibit 10             -             Rights Offering Warrant*
Exhibit 11             -             2000 Stock Purchase Agreement*
Exhibit 12             -             New Investors Co-Sale Agreement*
Exhibit 13             -             Management Investors Co-Sale Agreement*
Exhibit 14             -             Press Release dated May 2, 2000*
Exhibit 15             -             Joint Filing Agreement dated May 9, 2001*
Exhibit 16             -             Letter Agreement dated June 12, 2002

  * Previously filed

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 12 OF 16


APPENDIX A SCHEDULE 13D/A CUSIP NUMBER 893767103

SZ Investments, L.L.C., A Delaware Limited Liability Company: SZI's managing member is Zell General Partnership, Inc., and its non-managing members are Alphabet Partners and ZFT Partnership.

Zell General Partnership, Inc., An Illinois Corporation: ZGP's sole shareholder is the Sam Investment Trust and its sole director is Samuel Zell. The sole trustee of the Sam Investment Trust is CHAI Trust Company, L.L.C., an Illinois Limited Liability Company. The beneficiaries of the Sam Investment Trust are Samuel Zell and members of his family.

Samuel Zell: Mr. Zell is Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI"). EGI is a privately owned investment management firm. Mr. Zell is a citizen of the United States of America.

Alphabet Partners, An Illinois General Partnership: Alphabet Partners is composed of three trusts created for the benefit of Mr. Zell and his family. Chai Trust Company, L.L.C., an Illinois limited liability company, is the sole trustee of the three trusts.

ZFT Partnership, An Illinois General Partnership: ZFT Partnership is composed of four trusts created for the benefit of Mr. Zell and his family. Chai Trust Company, L.L.C., an Illinois limited liability company, is the sole trustee of the four trusts.

Halmos Investments-Western, Inc.: HIW's sole shareholder and sole director is Steven J. Halmos. Mr. Halmos is a citizen of the United States of America.

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 13 OF 16


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 12, 2002

                                      SAMSTOCK, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                          -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      HALMOSTOCK LIMITED PARTNERSHIP
                                      by Halmos Investments-Western, Inc.,
                                      its general partner

                                      By: /s/ *
                                          -------------------------------------

                                      Name: Steven J. Halmos, President

                                      * By: /s/ DONALD J. LIEBENTRITT
                                            -----------------------------------
                                               Donald J. Liebentritt
                                               Attorney-in-fact


                                      EGI-FUND (00) INVESTORS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                          -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 14 OF 16


                                  EXHIBIT INDEX



EXHIBIT
 NUMBER      DESCRIPTION
-------      -----------


    1        Stock Purchase and Sale Agreement dated as of November 6, 1997*

    2        Assignment Agreement dated as of March 3, 1998*

    3        Amended and Restated Agreement Among Stockholders dated as of
             March 3, 1998*

    4        Stockholders' Agreement dated as of March 3, 1998*

    5        First Amended Investment Agreement dated as of March 3, 1998*

    6        GAMI Loan Agreement dated as of June 30, 1999*

    7        Standby Purchase Agreement dated as of June 30, 1999*

    8        Second Amended Investment Agreement dated as of June 30, 1999*

    9        Power of Attorney dated February 26, 1998*

    10       Rights Offering Warrant dated November 9, 1999*

    11       Stock Purchase and Sale Agreement dated as of April 28, 2000*

    12       Co-Sale and Voting Agreement dated as of April 28, 2000 (New
             Investors)*

    13 Co-Sale and Voting Agreement dated as of April 28, 2000 (Management Investors)*

    14       Press Release dated May 2, 2000*

    15       Joint Filing Agreement dated May 9, 2001*

    16       Letter Agreement dated June 12, 2002


   *  Previously filed.

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 15 OF 16


                                   EXHIBIT 16


                                SAMSTOCK, L.L.C.
                        TWO N. RIVERSIDE PLAZA, SUITE 600
                             CHICAGO, ILLINOIS 60606


June 12, 2002

iDine Rewards Network, Inc.
11900 Biscayne Blvd.
North Miami, FL 33181
Attention: Gene Henderson,
President, Chief Executive Officer

Re:  Company Repurchase of Series A Convertible Preferred Stock

Ladies and Gentlemen:

On June 10, 2002, iDine Rewards Network, Inc. (the "Company") sold 3,000,000 shares of Common Stock, par value $0.02 per share ("Common Stock"), in a private placement transaction (the "Private Placement") at a purchase price of $9.50 per share to selected investors, with Fulcrum Global Partners LLC acting as placement agent (the "Placement Agent"). Proceeds to the Company from the Private Placement net of the Company's out-of-pocket expenses incurred in connection with the Private Placement and/or the Repurchase Offer (defined below), including, without limitation, the Placement Agent's fee and expenses, are hereinafter referred to as the "Net Proceeds."

The Company has advised us that: (i) the Company is commencing a tender offer for up to 2,474,576 shares of the Company's Series A convertible preferred stock, par value $0.10 per share ("Preferred Stock"), (the "Repurchase Offer"), at a repurchase price of $9.14 per Conversion Share (defined below), no later than June 17, 2002; and (ii) the Company's principal purpose in conducting the Private Placement was to raise sufficient capital to fund the Repurchase Offer. Each share of Common Stock that would be issuable upon conversion of Preferred Stock, assuming conversion occurs immediately prior to the closing of the Repurchase Offer, is hereinafter referred to as a "Conversion Share."

To ensure the satisfactory completion of the Repurchase Offer, the Company has asked Samstock, L.L.C. ("Samstock") to agree to fully exercise its rights to participate therein with respect to 2,474,576 shares of Preferred Stock owned beneficially and of record by Samstock (the "Samstock Shares"), subject to the satisfaction of the conditions described in the next paragraph, or to cause any transferee of Samstock Shares to do so. To induce Samstock to so agree, the Company is willing to agree to conduct the Repurchase Offer, as more fully described below.

Accordingly, Samstock represents and warrants to the Company that, as of the date of this Agreement, Samstock owns beneficially and of record at least 2,474,576 shares of Preferred Stock. In addition, Samstock irrevocably agrees to fully exercise its rights to participate in the Repurchase Offer with respect to all of the Samstock Shares, or to require any transferee of Samstock Shares to do so, provided, that: (i) the Company makes the Repurchase Offer to all holders of the Preferred Stock at the same price and other terms of repurchase; (ii) the repurchase price offered by the Company in the Repurchase Offer per Conversion Share (the "Repurchase Price") is $9.14 per Conversion Share; (iii) the aggregate Repurchase Price offered by the Company in the Repurchase Offer is no less than the aggregate Net Proceeds; (iv) the Repurchase Offer is published or mailed to holders of the Preferred Stock no later June 17, 2002; and (v) the Repurchase Offer closes no later than five business days after all applicable requirements of the rules and regulations of the Securities and Exchange Commission and the American Stock Exchange pertaining to the Repurchase Offer have been satisfied, it being understood that the Company shall use commercially reasonable efforts to satisfy such requirements in an expeditious manner, but in no event later than September 1, 2002 ("Outside Repurchase Offer Closing Date"). In addition, Samstock irrevocably agrees that prior to the earlier of the closing of the Repurchase Offer or the Outside Repurchase Offer Closing Date, so long as the Company is actively pursuing completion of the Repurchase Offer, Samstock shall not, and shall require any transferees of the Samstock Shares not to, without the Company's prior written consent, exercise its conversion rights in respect of the Samstock Shares.

CUSIP No. 893767-103               SCHEDULE 13D                    PAGE 16 OF 16


The Company irrevocably agrees that (i) the Company will make a Repurchase Offer to all holders of the Preferred Stock, including, without limitation, Samstock, at the same price and other terms of repurchase, where (A) the Repurchase Price per Conversion Share is equal to $9.14, and (B) the aggregate Repurchase Price offered by the Company in the Repurchase Offer is no less than the aggregate Net Proceeds; (ii) the Company will mail the Repurchase Offer to the holders of the Preferred Stock no later than June 17, 2002; (iii) the Company will not withdraw or abandon the Repurchase Offer, nor fail to close the Repurchase Offer with respect to shares of Preferred Stock that are validly tendered and not withdrawn, in each case for any reason, including without limitation, any reason identified under the heading "Conditions to the Offer" set forth in the Company's Offer to Purchase shares of Preferred Stock pursuant to the Repurchase Offer; (iv) for purposes of determining the "Conversion Rate" of the Preferred Stock, that in turn is to be used to determine the Repurchase Price: (A) the applicable Conversion Rate shall be determined as of the projected closing date of the Repurchase Offer (subject to adjustment for delays as shall be agreed upon between the Company and Samstock), and (B) "current dividends" and "deferred dividends" on the Preferred Stock will be deemed to accrue on a per diem basis since the last "Dividend Payment Date" through the projected closing date (subject to adjustment for delays as shall be agreed upon between the Company and Samstock), at the per annum rate specified in the Certificate of Designations, Preferences and Rights of the Preferred Stock, and such accruals, to the extent unpaid, shall be reflected in the applicable Conversion Rate; and
(v) if any Dividend Payment Date occurs after the date hereof and on or before the closing date of the Repurchase Offer, in addition to the Repurchase Price, the Company shall pay tendering holders of Preferred Stock an amount per share equal to current dividends accrued through the applicable Dividend Payment Date.

This letter agreement is a legal and binding obligation of each of the Company and Samstock, and is binding on, and inures to the benefit of, each of their successors and assigns. This letter agreement may not be amended, modified, supplemented, or waived, in whole or in part, except by a written instrument signed by the Company and Samstock. There are no third party beneficiaries to this letter agreement. This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

Sincerely,

SAMSTOCK L.L.C.


By: /s/ Donald J. Liebentritt
Its: Vice President


ACKNOWLEDGED AND AGREED
THIS 12th DAY OF June, 2002 BY:

IDINE REWARDS NETWORK, INC.


By: /s/ Gene Henderson
Its: President and Chief Executive Officer